SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of December 2012

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

Press Release

Culiacan, April 15th, 2013– Desarrolladora Homex, S.A.B. de C.V. (Homex or the Company) [NYSE:HXM, BMV: Homex], in respect of current media and analysts’ reports of a liquidity squeeze in the Mexican Housing sector, Homex believes that is important to maintain fluent lines of communications with investors and all its stakeholders regarding the Company’s position and actions in this environment. Accordingly, Homex is today communicating alternative scenarios that the Company is working on to improve its short-term liquidity. Should these actions materialize, they will result in strengthening the Company’s financial position, while at the same time positioning Homex to realize important and meaningful business opportunities in the future.

The Company is currently analyzing short-term approaches to maximize the value of its current infrastructure contracts:

1.       Monetizing the value of the division’s future cash flows through the issuance of mezzanine debt financing.

2.       Private placement equity sale, at the penitentiaries trusts or the “Homex Infraestructura” level.

These short-term alternatives are complementary to the securitization of the future cash flows of the penitentiaries projects, a strategy at which the Company has been working since last year.

At the same time, the Company is pursuing the sale of some non-strategic assets, principally, at its Tourism division.

The Company believes that these alternatives could create additional value to shareholders, while bringing new resources to the Holding company. Homex will inform investors on a timely basis, of going-forward decisions to be made on the above-mentioned alternatives.

“These had been challenging times, and we are working in conjunction with housing authorities, financial institutions and most importantly inside the Company to successfully navigate during this period. We continue to be confident in the prospects for the housing industry in Mexico, as the National Housing Plan, which is a six-year plan, emphasizes the importance of housing as a leading economic driver in the country, and recognizes the large number of Mexican families that continue to be under-served. In the short-term, the environment will continue to be challenging, nonetheless we trust in our quality product offering and in our experienced management team to accelerate our operations throughout the year in our Mexico division. At the same time, we trust in the strategies that we are pursuing through our key strategic asset, “Homex Infraestructura”, to strengthen our liquidity.” Commented Gerardo de Nicolás Chief Executive Officer of Homex.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: April 15 , 2013	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer